Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ecolab Inc.

SEC File No.: 001-09328

File No. for Registration Statements on Forms S-4 and S-1 filed by

ChampionX Holding Inc.: 333-236380

News Release

Ecolab Inc.

1 Ecolab Place

St. Paul, MN  55102

www.ecolab.com

ECOLAB FINALIZES SEPARATION OF ITS UPSTREAM ENERGY BUSINESS AND MERGER OF CHAMPIONX WITH APERGY; ACCEPTS SHARES TENDERED IN EXCHANGE OFFER

ST. PAUL, Minn., June 3, 2020 – Ecolab Inc. (“Ecolab”) announced today both the successful completion of its split-off exchange offer for Ecolab common stock in connection with the previously announced separation of its Upstream Energy business (the “ChampionX Business”) and the closing of the merger of ChampionX Holding Inc. (“ChampionX”), the Ecolab subsidiary holding the ChampionX Business, with a subsidiary of Apergy Corporation (“Apergy”).

Consummation of the Exchange Offer

Pursuant to the exchange offer, which expired today at 12:01 a.m., New York City time, Ecolab has accepted 4,955,552 shares of Ecolab common stock in exchange for 122,237,115 shares of ChampionX common stock. Because more than 4,955,552 shares of Ecolab common stock were tendered, all shares of ChampionX common stock owned by Ecolab are being distributed in the exchange offer.

Closing of the Merger

The closing of the merger followed the expiration of the exchange offer and the satisfaction of certain other conditions. The combined company formed by uniting Apergy with ChampionX will be named ChampionX Corporation and will be traded on the New York Stock Exchange under the ticker symbol CHX.

In the merger, each share of ChampionX common stock was automatically converted into the right to receive one share of Apergy common stock. As a result, Ecolab stockholders who tendered their shares of Ecolab common stock as part of the exchange offer will receive 24.6667 shares of Apergy common stock (subject to the treatment of fractional shares described below) for each share of Ecolab common stock tendered and accepted for exchange.

Whole shares of Apergy common stock in uncertificated form will be received by ChampionX stockholders. Under the terms of the merger, fractional shares of Apergy common stock will not be issued. Instead, holders of shares of ChampionX common stock who would otherwise have been entitled to receive a fractional share of Apergy common stock (after aggregating all fractional shares of Apergy common stock issuable to such holder) will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Apergy common stock on the New York Stock Exchange on the last business day prior to the merger. The amount received by such holders of shares of ChampionX common stock will be net of any required withholding taxes.

As a result of the successful exchange offer, Ecolab will reduce its outstanding shares of common stock by 4,955,552 shares, or approximately 1.71 percent.

For more information about the exchange offer, please visit championxexchangeoffer.com or contact the information agent, Georgeson, at 866-857-2624 (toll-free in the United States) and 781-575-2137 (outside of the United States).

About Ecolab

A trusted partner at nearly three million commercial customer locations, Ecolab (ECL) is the global leader in water, hygiene and infection prevention solutions and services. With annual sales of $13 billion and more than 45,000 associates, Ecolab delivers comprehensive solutions, data-driven insights and personalized service to advance food safety, maintain clean and safe environments, optimize water and energy use, and improve operational efficiencies and sustainability for customers in the food, healthcare, hospitality and industrial markets in more than 170 countries around the world.

www.ecolab.com.

Follow us on Twitter @ecolab, Facebook at facebook.com/ecolab, LinkedIn at Ecolab or Instagram at Ecolab Inc.

Cautionary Notes on Forward-Looking Statements

This release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the transaction, the ability of the parties to complete the transaction, the expected benefits of the transaction, including future financial and operating results and strategic benefits, the tax consequences of the transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) unexpected costs, charges or expenses resulting from the transaction; (2) uncertainty of the expected financial performance of the combined company following completion of the transaction; (3) risks related to disruption of management time from ongoing business operations due to the transaction; (4) failure to realize the anticipated benefits of the transaction, including as a result of delay in integrating the businesses of Apergy and ChampionX, or at all; (5) the ability of the combined company to implement its business strategy; (6) difficulties and delays in the combined company achieving revenue and cost synergies; (7) the risk that stockholder litigation in connection with the transaction or other settlements or investigations may result in significant costs of defense, indemnification and liability; (8) the effects of external events on the economy including COVID-19 or other pandemics; (9) evolving legal, regulatory and tax regimes; (10) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (11) actions by third parties, including government agencies; (12) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A – Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (13) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of the applicable communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the transaction, ChampionX has filed a registration statement on Form S-4/S-1 containing a prospectus, declared effective April 30, 2020, Apergy has filed a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020 (together, the “registration statements”), and a definitive proxy statement on Schedule 14A and Ecolab has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the transaction. The registration statements, Apergy’s proxy statement,

Ecolab's Schedule TO and other documents relating to the transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy Corporation, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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(ECL-C)

Contacts:

Investors:

Michael Monahan

+1 651 250 2809

Andrew Hedberg

+1 651 250 2185

Media:

Roman Blahoski

+1 651 250 4385

roman.blahoski@ecolab.com

June 3, 2020